GREENLIGHT CAPITAL, INC.

140 EAST 45th STREET, 24th FLOOR

NEW YORK, NEW YORK 10017

November 4, 2008

Board of Directors

MI Developments Inc.

455 Magna Drive

Aurora, ON L4G 7A9

Dear Sirs:

We are writing to express our ongoing concern about the recent events at MI Developments (“MID”).

Although we wrote to you on August 25, 2008 to express our serious concerns regarding MID’s investment in Magna Entertainment Corp. (“MEC”), we note that once again, on October 15, 2008, MID elected to extend the maturity of the bridge loan (“Bridge Loan”) to MEC until December 1, 2008 and extend an additional $19.5 million of financing under the Bridge Loan. In addition, the maturity date of the project financings (“Project Financings”, and together with the Bridge Loan, the “Loans”) was extended to December 1, 2008. In the press release announcing these amendments, MID’s CEO Dennis Mills was very careful to say “We are aware that not all MID shareholders may support the need to afford MEC this limited, incremental funding...” However, other than Frank Stronach, we are not aware of any MID shareholders that support the continued financing of MEC by MID.

Mr. Mills can shamelessly call this additional financing “limited [and] incremental...” but this does not make it true. For over four years beginning with MID’s attempted privatization of MEC, MID’s only strategic initiative has been to prop up MEC. This is precisely why MID’s stock price is utterly depressed. The MID shareholders have no reason to believe that MID, under the direction of Mr. Stronach and his cronies on MID’s board of directors, will ever stop funding MEC at the expense of MID shareholders.

Evidence of MID’s intention to fund MEC indefinitely and at any cost was made crystal clear by MID’s response, or more appropriately, the lack of a response to a proposal made by Mr. Halsey Minor to acquire the Loans from MID (the “Minor Offer”). We understand from Mr. Minor’s October 17, 2008 press release that Mr. Minor made his proposal to MID on October 2, 2008, and after waiting for 15 days, received no response whatsoever from MID. MID’s failure to respond in any way to the Minor Offer is appalling in light of Mr. Mills insistence in the MID October 15, 2008 press release that “We are committed to quickly developing and implementing a solution that is in the best interests of MID and its shareholders.” Obviously, this is yet another false and misleading promise.

The MID board received the Minor Offer almost two full weeks before they voted to extend the maturity of the Loans. The MID board could not have analyzed the Minor Offer when they approved the extension of the Loans because they never bothered to call Mr. Minor to discuss his proposal or to get more facts. How could the MID board blindly vote to extend the Loans without even analyzing the Minor Offer?

Such a failure to discuss the Minor Offer, or even return a phone call, is a clear violation of the MID board’s fiduciary duty and duty of care to its shareholders. A bona fide third party has offered to take the MEC problem off of MID’s hands. But, what does MID do? They completely ignore the offer, hoping it will go away so that Mr. Stronach can continue funding MEC without limit.

Mr. Mills provided further evidence of the MID board’s disregard of duty when he said in response to Mr. Minor’s press release that the real estate company’s examination of Mr. Minor shows that Mr. Minor doesn’t support MEC’s vision of racetracks. Mr. Mills, and the rest of the MID board have a fiduciary duty to do what is in the best interests of MID and its shareholders, not MEC or its “vision”! MEC’s vision of racetracks is irrelevant to MID’s analysis of the Minor Offer especially in light of MEC’s performance, despite its vision, over the last several years. Unfortunately, we have come to learn that when it comes to MEC, Mr. Stronach’s horse racing dreams will always trump the MID board’s fiduciary obligations to MID and its shareholders.

Perhaps this is why MID directors continue to abandon ship.

On October 22, 2008, MID announced that Neil Davis resigned from the MID board. This followed John Barnett’s resignation on September 29, 2008. Added to the resignation by John Simonetti on August 8, 2008, three MID directors have resigned in the past three months. Are these directors resigning in protest of Mr. Stronach’s undue influence over the MID board? Or, are they resigning because they know that actions such as ignoring the Minor Offer constitute a breach of their fiduciary duties?

Even more troubling are some of the people that have been placed on the MID board recently. We understand that Franz Deutsch used to be a Magna consultant and a lobbyist for Frank Stronach and that he is the President of the Austrian Canadian Business Club, a club in which Mr. Stronach is the honorary president. In addition, we understand that Heribert Polzl is an old childhood friend of Mr. Stronach and who has acted as a Magna consultant. Clearly, Mr. Stronach’s undue influence is rearing its ugly head again as he packs the MID board with his cronies.

The MID board has a long history of ignoring our letters, and those of other large MID shareholders. The MID board can not continue to stick its head in the sand and ignore the wishes of an overwhelming majority of the MID shareholders.

Since ignoring the Minor Offer is clearly a violation of the MID board’s duties, we expect, and demand as shareholders of MID, that the MID board immediately take up serious consideration of the Minor Offer without Mr. Stronach’s interference. Any transaction in which MID can be rid of its unlimited and never-ending exposure to MEC must be taken seriously. We minority shareholders rely on you to protect our interests from Mr. Stronach’s uneconomic and self-serving support of MEC and remind you that you will be held accountable if you fail to fulfill your fiduciary duty to the MID shareholders.

Yours very truly,

David Einhorn

President

Greenlight Capital, Inc.